SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No.   ) *

ANGI Homeservices Inc.
(Name of Issuer)

Class A Common Stock, $0.001 par value
(Title of Class of Securities)

00183L102
(CUSIP Number)

March 4, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 00183L102

1.	NAME OF REPORTING PERSON HighSage Ventures LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,050,976 *
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,050,976 *
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 5,050,976 *
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9% **
12.	TYPE OF REPORTING PERSON OO

* As of May 26, 2020.
** Based on 73,414,282 shares of Class A Common Stock outstanding as of May 1, 2020, as reported in the Issuer’s Report on Form 10-Q for the period ended March 31, 2020 filed with the Securities and Exchange Commission on May 8, 2020.

CUSIP No. 00183L102

1.	NAME OF REPORTING PERSON Jennifer Stier
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,050,976 *
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,050,976 *
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 5,050,976 *
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9% **
12.	TYPE OF REPORTING PERSON HC

* As of May 26, 2020
** Based on 73,414,282 shares of Class A Common Stock outstanding as of May 1, 2020, as reported in the Issuer’s Report on Form 10-Q for the period ended March 31, 2020 filed with the Securities and Exchange Commission on May 8, 2020.

CUSIP No. 00183L102
SCHEDULE 13G
Item 1(a)	Name of Issuer
ANGI Homeservices Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices
3601 Walnut Street, Denver, CO 80205
Item 2(a)	Name of Persons Filing

This statement is filed on behalf of HighSage Ventures LLC and Jennifer Stier (together, the “Reporting Persons”). The shares of Common Stock reported herein are directly held by Kaleidoscope Investments LLC, Highline Investments LLC and Kwidnet Holdings LLC, for each of which HighSage Ventures serves as the manager and has voting and dispositive power over such shares.  Jennifer Stier is the Manager of HighSage Ventures LLC. The Joint Filing Agreement between the Reporting Persons is attached hereto as Exhibit 1.

Item 2(b)	Address of Principal Business Office or, if none, Residence
For each Reporting Person: 200 Clarendon Street, 59th Floor, Boston, MA 02116
Item 2(c)	Citizenship or Place of Organization
HighSage Ventures LLC: Delaware Jennifer Stier: United States
Item 2(d)	Title of Class of Securities
Class A Common Stock, par value $0.001 per share (“Common Stock”)
Item 2(e)	CUSIP Number
00183L102
Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

CUSIP No. 00183L102

Item 4	Ownership
The information requested in this item is incorporated herein by reference to the cover pages to this Schedule 13G.
Item 5	Ownership of Five Percent or Less of a Class
Not Applicable.
Item 6	Ownership of More than Five Percent on Behalf of Another Person

The shares of Common Stock reported herein are directly held by certain limited liability companies, each of which has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock that it directly owns.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company
Not Applicable.
Item 8	Identification and Classification of Members of the Group
Not Applicable.
Item 9	Notice of Dissolution of Group
Not Applicable.
Item 10	Certification

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 00183L102

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  May 26, 2020

HIGHSAGE VENTURES LLC
By:	/s/ Joshua Stayn
Name:	Joshua Stayn
Title:	Chief Compliance Officer
JENNIFER STIER
By:	/s/ Jennifer Stier
Jennifer Stier

CUSIP No. 00183L102
EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is annexed as Exhibit 1, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  May 26, 2020

HIGHSAGE VENTURES LLC
By:	/s/ Joshua Stayn
Name:	Joshua Stayn
Title:	Chief Compliance Officer
JENNIFER STIER
By:	/s/ Jennifer Stier
Jennifer Stier